NEWS

Sequans Completes Bitcoin Treasury Exit and Emerges with a Solid Financial Foundation

Positioned to accelerate its semiconductor growth strategy through expanding product revenue, licensing opportunities and next-generation technologies

PARIS - 24 September, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT and software-defined radio (SDR) semiconductor solutions, today announced that it has completed its Bitcoin treasury exit following the sale of its remaining Bitcoin holdings, emerging with a strengthened balance sheet and a sharpened focus on executing its semiconductor growth strategy.

Highlights:

•Bitcoin Treasury Strategy Fully Concluded: Sequans has sold the remaining 314 Bitcoin held on its balance sheet as of June 30, 2026, completing the treasury exit initially outlined with the May 2026 redemption of its convertible debt.
•Strengthened Balance Sheet: With no outstanding debt outside of that tied to government-financed R&D projects and no cryptocurrency holdings on the balance sheet, Sequans now holds a strong cash position, reflecting a simpler capital structure and clearer financial profile for investors.
•Pure-Play Semiconductor Focus: The Company's full strategic and financial attention returns to scaling its cellular IoT and SDR semiconductor business.
•Product Revenue Acceleration: Q2 2026 product revenue grew more than 80% year-over-year, with the Company's six-month product backlog at quarter-end tripling year-over-year, reflecting accelerating design-win conversion and improved visibility into future growth.
•5G eRedCap on Track: Sequans continues to execute on its 5G eRedCap platform, positioning the Company to be ready as the cellular IoT industry transitions from 4G to 5G.
•SDR Momentum in Defense, Drones, and Space: Sequans is seeing a growing pipeline of opportunities for its recently launched RF transceiver in software-defined radio applications, with increasing interest from customers across defense, drone, and space markets.

"The completion of our Bitcoin treasury strategy marks an important milestone for Sequans and reflects the disciplined execution of a strategy designed to strengthen our financial foundation," said Dr. Georges Karam, CEO of Sequans. "By eliminating our convertible debt, monetizing our remaining Bitcoin holdings in a measured and opportunistic manner, and emerging with a very strong balance sheet, we have positioned the Company to focus entirely on executing our long-term semiconductor growth strategy."

Dr. Karam continued, "With this transition complete, we are focused on capitalizing on the strong momentum across our semiconductor business. We are seeing accelerating product growth, increasing customer adoption, expanding licensing opportunities, and continued progress across our 5G eRedCap and software-defined radio platforms. Combined with our strengthened financial position, we believe Sequans is well positioned to execute our strategy, scale the business, and deliver sustainable long-term value for our shareholders."

The completion of the Company's Bitcoin treasury strategy marks the final step in a broader balance sheet transformation that began with the redemption of its convertible debt in May 2026. Following the disciplined sale of its remaining Bitcoin holdings, Sequans now operates with strong balance sheet, providing enhanced financial flexibility and allowing management to focus entirely on executing its semiconductor growth strategy.

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The Company's strengthened financial position comes as its core semiconductor business continues to accelerate. Product revenue grew over 80% year-over-year in the second quarter, while the Company's six-month product backlog at quarter-end more than tripled versus the prior year, providing significantly improved visibility into future revenue growth. Sequans continues to execute on its 5G eRedCap platform, positioning the Company to be ready as the cellular IoT industry transitions from 4G to 5G connectivity. The Company is also building momentum with its recently launched RF transceiver for SDR applications, securing its first drone design win in the second quarter of 2026 and seeing a growing pipeline of opportunities across defense, drone, and space markets.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) and RF transceiver solutions for software-defined applications. Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes, as well as mission-critical deployments in space and defense.

Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap and eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Sequans RF transceiver solutions enable highly flexible, programmable wireless systems optimized for performance and resilience in demanding environments. The company also provides advanced design services and technology licensing.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.
Visit Sequans at sequans.com and follow us on LinkedIn and X.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to financial condition, results of operations and business of Sequans, financing requirements, and business strategy for 2026 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, and our ability to convert our product pipeline and design wins into revenue. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect,

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actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2025, and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com